Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn: Anne McConnell	July 12, 2021

Re:    Shoals Technologies Group, Inc.

Registration Statement on Form S-1

Registration File No. 333-257856

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Shoals Technologies Group, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement on Form S-1 so that it becomes effective at 4:30 PM, Eastern Time, on July 14, 2021 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, may orally request via telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of securities, as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Goldman Sachs & Co. LLC

By:	/s/ Charles Park
Name: Charles Park
Title: Managing Director
J.P. Morgan Securities LLC

By:	/s/ Jin Izawa
Name:Jin Izawa
Title:Executive Director

[Signature Page to Underwriters’ Acceleration Request]